SembCorp Industries

Rule 12g3-2(b) File No. 825109

21 October 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055652

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

THE PROPOSED PRIVATISATION OF SEMBCORP MARINE LTD BY WAY OF A SCHEME OF ARRANGEMENT PURSUANT TO SECTION 210 OF THE COMPANIES ACT (CAP.50)

The Board of Directors of SembCorp Industries Ltd ("SCI") announces that at the Court Meeting of Scheme Shareholders of SembCorp Marine Ltd ("SCM") held this morning, the Scheme Shareholders have not approved the Scheme of Arrangement to privatise SCM (the "Scheme") as announced by SCI on June 24, 2002. Accordingly, the Scheme will not become effective and binding and SCM will remain a 63 per cent subsidiary of SCI listed on the main board of the Singapore Exchange Securities Trading Limited.

Mr Wong Kok Siew, Deputy Chairman and CEO of SCI said: "We have put what we considered a fair price of $1.10 per share on the table and the market generally agreed it was fair. We secured 73.8 per cent of minority shareholder support at the Court Meeting but unfortunately this fell short of the required 75 per cent approval threshold. Notwithstanding the fair price, some minority shareholders preferred to keep a direct stake in SCM and voted against the privatisation. As minority shareholders of SCM, they have spoken, and we respect their decision. "

"We remain committed to Marine Engineering as a Key Business of SembCorp Industries and will continue to work with SCM's management to grow the business globally."

END

Released on October 21, 2002

By Order of the Board
SembCorp Industries Ltd
Linda Hoon Siew Kin
Group Company Secretary

For media and analyst enquiries, please call:

Ms Ng Lay San
Manager

SEMBCORP INDUSTRIES LTD

SUSPENSION OF TRADING

18 October 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Ms Darrell Lam
cc: Ms Lindy Seow

Dear Sirs

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to suspend trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd and the SembCorp DBE Call Warrants from 9.00 am to 5.00 pm on Monday, 21 October 2002.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/10/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Lifting of Suspension of Trading

21 October 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

LIFTING OF SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would like to request that the suspension of trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd and the SembCorp DBE Call Warrants be lifted and that trading of SembCorp Industries Shares and Warrants resume from 2.00 pm today.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/10/2002 to the SGX